Exhibit 99.2

Press Release

Clean Marine Fuels : Total will supply LNG

to CMA CGM’s future containerships in Marseille

Marseille, December 4, 2019 - Total and CMA CGM have signed an agreement for the supply of approximately 270,000 tonnes per year of Liquefied Natural Gas (LNG) over 10 years. This volume will cover the supply at Marseille-Fos of CMA CGM’s future 15,000-TEU1 container ships that will operate between Asia and the Mediterranean, that are scheduled for delivery starting in 2021.

A pioneer in the use of LNG to power ultra-large container vessels, CMA CGM has chosen to retain Total Marine Fuels Global Solutions, Total’s business unit dedicated to worldwide bunkering activities.

As part of this agreement, Total will provide a suitable solution for the bunkering of these containerships with the positioning of a LNG Bunker Vessel at the port of Marseille-Fos and a complementary bunkering solution in Singapore. These new supply chains will further expand the use of LNG as a marine fuel, particularly in the Mediterranean Sea.

CMA CGM and Total confirm their commitment to France, particularly in favour of the Marseille-Fos business hub where they are both key economic players. Deeply attached to Marseille, the starting point of its global entrepreneurial adventure, the CMA CGM Group has been committed to the development of the region and its port for more than 40 years.

On this occasion, Rodolphe Saadé, Chairman and Chief Executive Officer of the CMA CGM Group, declared: “Liquefied Natural Gas is the only energy currently available and reliable to significantly reduce our carbon footprint. The choice of LNG to power our ships requires the complete adaptation of the entire energy supply chain and infrastructure. By choosing Marseille-Fos as a refuelling port for our 15,000-TEU vessels, from the end of 2021, we are bringing the French container ports into this major energy transition.”

For Patrick Pouyanné, CEO of Total: “The development of Liquefied Natural Gas as a marine fuel is at the heart of our LNG strategy. This new contract with CMA CGM results in the launch of a dedicated supply chain in the port of Marseille-Fos. Total is committed to working with its customers to offer them more environmentally friendly marine fuels and thus contributes positively to the sustainable evolution of maritime transport, particularly in the Mediterranean basin.”

[1]	TEU: Twenty-foot Equivalent Units. 15 000 EVP ≈ 15 000 containers

LNG fuel, the best solution available to reduce the environmental footprint of maritime transport

A true technological breakthrough in the service of environmental protection, LNG is now the best available and technologically proven solution to significantly reduce the environmental footprint of maritime transport. Compared to ships currently powered by fuel oil, its use results in a reduction of:

•	99% of sulphur oxide emissions;

•	99% of fine particles emissions;

•	Up to 85% of nitrogen oxide emissions;

•	About 20% of greenhouse gas emissions.

The Energy Efficiency Design Index (EEDI), which measures a ship’s environmental footprint, improves by 20% compared to a conventional vessel. The result is a reduced carbon footprint and improved air quality, especially for people living near the coast and in port cities.

In December 2017, CMA CGM and Total had already signed a strategic procurement contract for the LNG-powered 23,000-TEU vessels ordered by the CMA CGM Group which are scheduled to enter service starting next year.

The first in this series, the CMA CGM JACQUES SAADE, the world’s first ultra-large capacity LNG-powered container ship, was launched on September 25, 2019.

For its part, last month Total launched its first LNG supply ship, intended to supply CMA CGM’s 23,000-TEU vessels in Rotterdam.

About CMA CGM

The CMA CGM Group, led by Rodolphe Saadé, is a world leader in shipping and logistics.

Its 506 ships serve more than 420 ports worldwide on the five continents. In 2018, they transported nearly 21 million TEU (twenty feet equivalent) containers. CEVA, a global logistics player, transports more than 500,000 tonnes of air cargo and 1.9 million tonnes of land cargo each year.

CMA CGM is constantly innovating to offer its customers new maritime, land and logistics solutions.

Present on every continent and in 160 countries through its network of 755 offices and 750 warehouses, the Group employs 110,000 people worldwide and 2,400 in Marseille where its head office is located.

About Total

Total, Second-Largest Private Global LNG Player

Total is the second-largest private global LNG player, with an overall portfolio of around 40 million tons per year by 2020 and a global market share of 10%. With 22 million tons of LNG sold in 2018, the Group has solid, diversified positions across the LNG value chain. Through its stakes in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, Total sells LNG in markets worldwide.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Marine Fuels Global Solutions

Total Marine Fuels Global Solutions is Total’s dedicated business unit in charge of worldwide bunkering activities. Total Marine Fuels Global Solutions is the single point of contact for a full spectrum of solutions with innovative and efficient bunkering services.

www.marinefuels.total.com.

* * * * *

CMA CGM contacts

Media Relations: media@cma-cgm.com

Find the CMA CGM Group on

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.